================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. 1)

                         CHADMOORE WIRELESS GROUP, INC.
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   157259 10 2
                                   -----------
                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             TEL. NO.: 212-309-6000
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 21, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------         -----------------------------------
CUSIP No.  157259 10 2                 13D    Page 2 of 13 pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                           WC

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
                    ------------------------------------------------------------
       NUMBER OF
        SHARES        8     SHARED VOTING POWER 1/
     BENEFICIALLY                  29,527,567
       OWNED BY     ------------------------------------------------------------
         EACH         9     SOLE DISPOSITIVE POWER 1/
       REPORTING                   29,527,567
      PERSON WITH   ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1/
                                29,527,567
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       44.49%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
1/

         Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of August 21, 2000, the Eleven-Year Warrant was currently exercisable for up to 5,053,684 shares of Common Stock, and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. The numbers in rows 8 and 9 above also do not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares. All shares of Common Stock identified in rows 8 and 9 above are also subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares.

------------------------------------         -----------------------------------
CUSIP No.  157259 10 2                 13D    Page 3 of 13 pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Partners II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                           WC

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
                    ------------------------------------------------------------
       NUMBER OF
        SHARES        8     SHARED VOTING POWER 1/
     BENEFICIALLY                  29,527,567
       OWNED BY     ------------------------------------------------------------
         EACH         9     SOLE DISPOSITIVE POWER 1/
       REPORTING                   29,527,567
      PERSON WITH   ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1/
                                29,527,567
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       44.49%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------
1/

         Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of August 21, 2000, the Eleven-Year Warrant was currently exercisable for up to 5,053,684 shares of Common Stock, and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. The numbers in rows 8 and 9 above also do not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares. All shares of Common Stock identified in rows 8 and 9 above are also subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares.

------------------------------------         -----------------------------------
CUSIP No.  157259 10 2                 13D    Page 4 of 13 pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Joseph James Finn-Egan
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                           WC

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States Citizen
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
                    ------------------------------------------------------------
       NUMBER OF
        SHARES        8     SHARED VOTING POWER 1/ 2/
     BENEFICIALLY                  29,527,567
       OWNED BY     ------------------------------------------------------------
         EACH         9     SOLE DISPOSITIVE POWER
       REPORTING                   0
      PERSON WITH   ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER 1/ 2/
                                   29,527,567
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1/ 2/
                                29,527,567
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       44.49%
--------------------------------------------------------------------------------


------------------------------
1/

         Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of August 21, 2000, the Eleven-Year Warrant was currently exercisable for up to 5,053,684 shares of Common Stock, and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. The numbers in rows 8 and 9 above also do not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares. All shares of Common
Stock identified in rows 8 and 9 above are also subject to the voting arrangement described in item 6 herein and, accordingly, Nextel
Communications, Inc. could be deemed to share voting power with respect to such shares.

         2/ Joseph James Finn-Egan and Jeffrey A. Lipkin share voting and dispositive power over these shares in their capacity as sole general partners of Recovery Equity Partners II, L.P., which in turn is the sole general partner of REI.

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------------         -----------------------------------
CUSIP No.  157259 10 2                 13D    Page 5 of 13 pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Jeffrey A. Lipkin
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                           WC

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  United States Citizen
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
                    ------------------------------------------------------------
       NUMBER OF
        SHARES        8     SHARED VOTING POWER 1/ 2/
     BENEFICIALLY                  29,527,567
       OWNED BY     ------------------------------------------------------------
         EACH         9     SOLE DISPOSITIVE POWER
       REPORTING                   0
      PERSON WITH   ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER 1/ 2/
                                   29,527,567
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1/ 2/
                                29,527,567
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------

--------------------------
1/

         Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of August 21, 2000, the Eleven-Year Warrant was currently exercisable for up to 5,053,684 shares of Common Stock, and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. The numbers in rows 8 and 9 above also do not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares. All shares of Common Stock identified in rows 8 and 9 above are also subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares.

         2/ Joseph James Finn-Egan and Jeffrey A. Lipkin share voting and dispositive power over these shares in their capacity as sole general partners of Recovery Equity Partners II, L.P., which in turn is the sole general partner of REI.

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       44.49%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                  This Amendment No. 1 relates to a Schedule 13D filed on May 13, 1998 (the "Schedule 13D"), which relates to the common stock, par value of $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows and Items 4, 5, 6, and 7 of the Schedule 13D are hereby amended and supplemented as follows:

                  ITEM 2.     IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by:

                  a. Recovery Equity Investors II, L.P., a Delaware limited partnership ("REI"). REI is a private venture capital partnership. The business address of REI is 555 Twin Dolphin Drive, Redwood City, California 94065.

                  b. Recovery Equity Partners II, L.P., a Delaware limited partnership ("REP"). REP is REI's sole general partner. REP's sole function is to act as the general partner of REI. The business address of REP is 555 Twin Dolphin Drive, Redwood City, California 94065.

                  c. Joseph J. Finn-Egan, a general partner of REP. Mr. Finn-Egan's principal occupation is his position as general partner of REP. The address of Mr. Finn-Egan's principal business and his principal office is 555 Twin Dolphin Drive, Redwood City, California, 94065. Mr. Finn-Egan is a United States citizen.

                  d. Jeffrey A. Lipkin, a general partner of REP. Mr. Lipkin's principal occupation is his position as a general partner of REP. The address of Mr. Lipkin's principal business and of his principal office is 555 Twin Dolphin Drive, Redwood City, California, 94065. Mr. Lipkin is a United States citizen.

                  During the past five (5) years, none of REI, REP, Mr. Finn-Egan or Mr. Lipkin has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  ITEM 4.     PURPOSE OF TRANSACTION

                  Except as set forth in the Schedule 13D, or as set forth in this Amendment No. 1 in Item 6 below, REI has no plans or proposals which relate to, or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth in rows 7-13 of the four cover sheets filed herewith is hereby incorporated by reference in this item 5, and amends and supplements the information heretofore contained in parts (a) and (b) of these Items.

                  Without taking into account the exercise of all the Warrants and acquisition of the underlying shares of Common Stock, the aggregate number of shares of Common Stock beneficially owned by each reporting person as of August 21, 2000 is 8,854,662, or approximately 19.38% of such securities.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On August 21, 2000, Chadmoore entered into an Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") with Nextel Communications, Inc., a Delaware corporation ("Nextel"), and Nextel Finance Company, a Delaware corporation and a direct and wholly-owned subsidiary of Nextel ("Acquisition Sub"), pursuant to which Chadmoore has agreed to sell substantially all of its assets (the "Assets") to Acquisition Sub in a tax-free reorganization in which Nextel Class A common shares valued at $160 million will be issued to Chadmoore (the "Nextel Shares"). The Agreement and Plan of Reorganization provides that the number of Nextel Shares issued at the closing may be adjusted in accordance with a collar of plus or minus 20%, depending on the price of Nextel Class A common shares prior to the closing, and other potential adjustments. Chadmoore has indicated that the closing is expected to occur during the first half of calendar year 2001, subject to satisfaction of the closing conditions contained in the Agreement and Plan of Reorganization, including the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the approval by the Federal Communications Commission and the requisite shareholders of Chadmoore of the transactions contemplated by the Agreement and Plan of Reorganization.

                  Following the closing of the proposed transaction, and after the payment of Chadmoore's liabilities and the expenses of the transaction, Chadmoore intends to distribute the remaining Nextel Shares to its shareholders (currently estimated by Chadmoore as having a value of $113.5 million).

                  In connection with the above transaction, and as an inducement and an essential condition to Nextel's and Acquisition Sub's entering into the Agreement and Plan of Reorganization with Chadmoore, REI signed a letter of support, dated August 21, 2000 (the "Support Letter"), in which REI agreed to, among other things:

                  (a) vote (or cause to be voted) all shares of Common Stock owned by it or which it has the right to vote in favor of approval and adoption of the exchange of the Assets for the Nextel Shares on the terms and conditions of the Agreement and Plan of Reorganization (the "Reorganization"); and

                  (b) not solicit, encourage, or recommend to other holders of Common Stock that they (i) vote their shares of Common Stock against approval of the Reorganization; (ii) abstain from voting, or otherwise fail to vote, their shares of Common Stock in connection with the consideration of the Reorganization; (iii) sell, transfer, tender or otherwise dispose of their shares of Common Stock other than as contemplated in connection with the Reorganization; or (iv) attempt to exercise any applicable statutory appraisal or other similar rights.

                  Furthermore, to induce REI to enter into the Support Letter, Chadmoore and REI signed a letter agreement, dated August 21, 2000 ("Letter Agreement"), providing for Chadmoore to adopt a plan of liquidation (the "Plan") which includes that:

                  (a) at such time as determined in accordance with the Plan, REI shall be entitled to receive, in exchange for the surrender of all the shares of Series C Preferred Stock of Chadmoore then owned by REI and the Five and One-Half Year Warrant, an aggregate number of Nextel Shares based on the number of shares of Common Stock for which the Five and One Half Year Warrant is then exercisable, the amount of dividends then accrued and unpaid on the Series C Preferred Stock and the amount of debt then outstanding to REI; and

                  (b) unless otherwise approved by REI with respect to the treatment of it as a holder of Common Stock, all holders of Common Stock shall be treated the same under the Plan.

                  In addition, following the approval by the shareholders of Chadmoore of the Reorganization and the Plan, REI agreed in the Support Letter to exercise the Three-Year Warrant, pursuant to which REI would acquire 4,662,016 additional shares of Common Stock for $1.0725 per share if such Warrant were exercised on August 21, 2000.

                  Copies of the Agreement and Plan of Reorganization, the Support Letter and the Letter Agreement are attached hereto as Exhibits 1, 2 and 3, respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

                  ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed as Exhibits to this Amendment No. 1 to the Schedule 13D and, accordingly, are Exhibits to the Schedule 13D as amended by this Amendment No. 1:

                  Exhibit 1: Agreement and Plan of Reorganization, dated as of August 21, 2000, by and among Nextel, Acquisition Sub and Chadmoore.

                  Exhibit 2: Support Letter from REI, dated August 21, 2000, regarding the Agreement and Plan of Reorganization, dated as of August 21, 2000, by and among Nextel, Acquisition Sub and Chadmoore.

                  Exhibit 3: Letter Agreement, dated August 21, 2000, by and between Chadmoore and REI.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: August 30, 2000

                                  RECOVERY EQUITY INVESTORS II, L.P.

                                  By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                           its General Partner

                                           By: /s/ Joseph J. Finn-Egan
                                              ----------------------------------
                                              Name:  Joseph J. Finn-Egan
                                              Title: General Partner

                                           By: /s/ Jeffrey A. Lipkin
                                              ----------------------------------
                                              Name:  Jeffrey A. Lipkin
                                              Title: General Partner

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: August 30, 2000

                                  RECOVERY EQUITY PARTNERS II, L.P.


                                           By: /s/ Joseph J. Finn-Egan
                                              ----------------------------------
                                              Name:  Joseph J. Finn-Egan
                                              Title: General Partner


                                           By: /s/ Jeffrey A. Lipkin
                                              ----------------------------------
                                              Name:  Jeffrey A. Lipkin
                                              Title: General Partner

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffery A. Lipkin.

Dated: August 30, 2000

                                           By: /s/ Joseph J. Finn-Egan
                                              ----------------------------------
                                              Name:  Joseph J. Finn-Egan

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated: August 30, 2000

                                           By: /s/ Jeffrey A. Lipkin
                                              ----------------------------------
                                              Name:  Jeffrey A. Lipkin

                                 EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------


Exhibit 1:        Agreement and Plan of Reorganization, dated as of August 21,
                  2000, by and among Nextel, Acquisition Sub and Chadmoore.

Exhibit 2: Support Letter from REI, dated August 21, 2000, regarding the Agreement and Plan of Reorganization, dated as of August 21, 2000, by and among Nextel, Acquisition Sub and
                  Chadmoore.

Exhibit 3:        Letter Agreement, dated as of August 21, 2000, by and between
                  Chadmoore and REI.